Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 20, 2016

Relating to Prospectus issued August 12, 2016

Registration Statement No. 333-212396

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates (file no. 333-212396). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling (310) 598-3633.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1656589/000119312516682099/d12707d424b4.htm

Press Release Text:

FOR IMMEDIATE RELEASE

[FOTV logo]

FOTV Media Networks Announces

Far-Reaching Crowd Financing IPO for Nasdaq

The millennial-focused hologram, virtual reality, and premium streaming content platform has launched what it believes to be the largest ever social media crowd financing campaign for an initial public offering on a major exchange

Beverly Hills, CA – September 20, 2016 – FOTV Media Networks Inc. (proposed NasdaqCM symbol: FOTV) today announced what it believes to be the largest ever crowd financing campaign for its initial public offering on Nasdaq.

FOTV and its subsidiaries, which produce and distribute patented hologram shows, virtual reality, live shows, live broadcasts and premium over-the-top (“OTT”) streaming content has launched social media, radio and TV spot and infomercial advertisements across all major cable news channels including CNBC, Bloomberg and Fox Business. The paid ads will also air across Sirius XM channels including Howard Stern’s channels and on the talk radio shows of Glenn Beck, Sean Hannity, Rush Limbaugh and others. The ads also appear on all Jet Blue flights and on FOTV’s own broadcasts via cable, satellite and streaming television.

FOTV is also marketing to the 75 million unique monthly users of the group’s sites including FilmOn TV’s 600+ live channels, and via email to 30 million registered users. FOTV is harnessing the power of its networks of social media influencers on Facebook, Instagram, Twitter, SnapChat and YouTube.

The commercials and emails explain the offering—which anyone can buy into—and how FilmOn TV Networks Inc., Hologram USA FOTV Productions Inc. (which controls content for the patented technology behind the famous Tupac Shakur, Michael Jackson and Whitney Houston holograms), CinemaNow, LLC, and OVGuide Inc. work together to form an integrated, millennial-focused digital media network.

“We founded this company in 2007 with the goal of delivering TV to the public when and where they want to consume it,” said FOTV Media Networks CEO Alki David. “We’ve been sticking up for the people’s access to quality TV ever since. And now with this crowd financing campaign, we believe we’re giving the public the chance to invest in the kind of tech IPO they’ve traditionally been shut out of. This is an extensive crowd financing event that gives the public a stake in the future of a fast-growing media company.”

FOTV’s initial public offering is for a minimum of 2,500,000 shares of common stock and a maximum of 3,750,000 shares of common stock at $8.00 per share. These shares will be offered on a “best efforts” basis. On August 12, 2016, FOTV’s registration statement for its initial public offering was declared effective by the Securities and Exchange Commission.

FOTV expects the offering to close on or before October 11, 2016, subject to the receipt of investor commitments for the minimum offering amount and satisfaction of other customary closing conditions, and that its shares will begin trading on the Nasdaq Capital Market under the symbol “FOTV” shortly after closing. However, there can be no assurance that these conditions will be met. FOTV intends to use the proceeds of the offering to finance acquisitions of, or investments in, Internet video content, to buy and aggregate complementary businesses, to accelerate marketing and promotional activities to improve its advertising sales and brand awareness, and for general corporate purposes.

Monarch Bay Securities, LLC is acting as the sole representative of the underwriters and, together with Network 1 Financial Securities, Inc., is acting as co-manager for this offering.

FOTV has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by filling out the form on the website or calling toll-free 888 FOTV NOW (888 368 8669)

For press enquiries: Tom Paul Jones 310-383-4991 tom@filmon.com

About FOTV Media Networks:

FOTV Media Networks Inc. is a fast growing group of interrelated digital media companies which produces hologram, virtual reality, 360 and premium Hollywood content globally with an over-the-top (“OTT”) audience of more than 75 million monthly unique users, who consume live and on-demand movies and television, music videos, audio content and social television programming. FOTV was founded by media entrepreneur Alkiviades (Alki) David in 2007 and launched its streaming video site in the United Kingdom in 2009 and in the United States in 2010. FOTV manages its worldwide business from two central offices located in Beverly Hills, California and London, England. For more information, please visit http://fotv.filmon.com.

About Monarch Bay Securities, LLC:

Monarch Bay Securities, LLC, member FINRA/SIPC, was established in 2006 to assist both private and public companies in all areas of capital markets formation. Over the years, Monarch Bay has continued to expand its services and professionals, becoming a one stop middle market investment bank. Monarch Bay provides corporate finance, M&A advisory, third party research, and institutional sales services to a diversified client base that includes fast-growing companies, financial institutions, and high net worth clients. Monarch Bay’s mission is to create opportunity through an application of proven innovation and entrepreneurial focus. For more information please see www.mbsecurities.com

Cautionary Note About Forward-Looking Statements

Certain matters discussed in this press release are forward-looking statements. FOTV has based these forward-looking statements on its current expectations and projections about future events. Nevertheless, these forward-looking statements are subject to risks, uncertainties and assumptions about FOTV’s operations and the investments it makes, including, among others, factors discussed under the heading “Risk Factors” in FOTV’s registration statement, as well as changes in the internet streaming and on-demand video market, continued litigation risks, federal, state and foreign regulatory matters, and competition, not only in the internet streaming video market, but also for traditional television and online entertainment generally. Consequently, no representation or warranty can be given that the estimates, opinions or assumptions made in or referenced by this press release will prove to be accurate. We caution you that the forward-looking statements in this press release are only estimates and predictions, or statements or current intent. Actual results or outcomes, or actions that we ultimately undertake, could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements.